December 18, 2012

Mr. Pierre Mulacek
Provident Energy of Montana, LLC
305 Camp Craft Road, Suite 525
Austin, TX 78746

Subject:	Reserve Estimate and Financial Forecast as to Provident Energy of Montana, LLC’s Interests in the Two Medicine Cut Bank Sand Unit, Cut Bank Field, Glacier and Pondera Counties, Montana

Dear Mr. Mulacek:

As per your request, Gustavson Associates, LLC. has conducted an independent reserve evaluation and estimated the future net revenue attributable as to Provident Energy of Montana, LLC’s interests in the Two Medicine Cut Bank Sand Unit (TMCBSU), Cut Bank Field, Glacier and Pondera Counties, Montana. It is our understanding that Provident Energy of Montana, LLC plans to include this report as part of a filing with the United States Securities and Exchange Commission (SEC). Therefore, this report is focused on Proved reserves and cash flow projections deriving there from. Estimates and projections have been made as of September 30, 2012. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines.

Proved Developed Producing (PDP) reserves have been assigned to 30 currently producing wells. The operator has indicated that they have no further plans for workovers or drilling; therefore, no Proved Developed Non-Producing or Proved Undeveloped reserves have been assigned. This Consultant’s estimates of net reserves and future net revenues for the total of the wells in which Provident Energy of Montana, LLC currently holds an interest described herein, as of September 30, 2012, are shown in Table 1 below. Reserve estimates and production rate projections were based on the extrapolation of established performance trends.

The lease operating cost used in this analysis was $1,331 per well per month based on the average cost reported by the client. Oil prices were based on the average of West Texas Intermediate (WTI) pricing from the first day of each month in the previous twelve months, adjusted by the differential between the average wellhead price provided on actual revenue statements and WTI historical spot prices. Costs and prices were held flat

5757 Central Ave. Suite D Boulder, Co. 80301 USA 1-303-443-2209 FAX 1-303-443-3156 http://www.gustavson.com

Mr. Pierre Mulacek
December 18, 2012

Table 1 Overall Summary

Reserve Category	Estimated Net Reserves	Estimated Future Net Revenue*
	Oil (BBL)	Undiscounted ($)	Discounted at 10% ($)
Proved Developed Producing	87,677	3,855,655	2,334,693

*Before deduction of Federal Income Tax

Estimated future net revenue reflects the deductions of severance and ad valorem taxes and operating costs. Federal income taxes and other indirect costs have not been deducted. Field abandonment costs and environmental clean-up costs, net of salvage, were estimated at $200,000, gross. These costs were all charged against the Proved Developed Producing (PDP) reserves. A detailed assessment of potential environmental liabilities has not been performed; thus, these estimated costs could vary. It is our understanding that Provident Energy of Montana, LLC’s interest in the property is 55 % working interest and 44.55 % net revenue interest.

The summary cash flow forecast is included as Table 2. Well-by-well cash flow summaries and production forecast curves are included in the Appendix.

Limiting Conditions and Disclaimers

Reserve estimates presented in this report were based on data and records obtained from Provident Energy of Montana, LLC, Big Bear, IHS Energy, and the Montana Oil and Gas Conservation Division.

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject properties, in Provident Energy of Montana, LLC, or in any other affiliated companies.

The accuracy of any reserve estimate is a function of available data and of geological and engineering interpretation and judgment. While the reserve estimate presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance, changes in pricing structure or market demand may justify its revision.

All data utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Provident Energy of Montana, LLC.

Mr. Pierre Mulacek
December 18, 2012

Table 2 Cash Flow Forecast, Total Proved Developed Producing

TOTAL PROVED DEVELOPED PRODUCING	DATE : 12/17/2012
CUTBANK FIELD	TIME : 18:26:43
PONDERA AND GLACIER COUNTIES, MO	DBS : Cutbank
TO THE INTERESTS OF PROVIDENT ENERGY OF MONTANA, LLC	SETTINGS : SETDATA
SCENARIO : Cutbank

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 10/2012

--END-- MO-YEAR	GROSS OIL PRODUCTION ----MB----	GROSS GAS PRODUCTION ----MMF---	OIL TO NET INTEREST ----MB----	GAS TO NET INTEREST ----MMF---	--GROSS PRICES- OIL --$/B--	GAS --$/M--	REVENUE TO INTEREST ----M$----	NET OPER EXPENSES ---M$---	NET TOTAL INVESTMENT ----M$----	NET INCOME BEFORE FIT ----M$----	CUMULATIVE NET INCOME ----M$----	CUM DISC NET INCOME ----M$----
12-2012	5.705	0.000	2.542	0.000	79.31	0.000	183.443	57.100	21.978	104.365	104.365	102.857
12-2013	21.323	0.000	9.499	0.000	79.31	0.000	685.585	210.830	0.000	474.755	579.120	544.859
12-2014	19.096	0.000	8.507	0.000	79.31	0.000	613.972	193.261	0.000	420.711	999.831	900.939
12-2015	17.323	0.000	7.718	0.000	79.31	0.000	556.995	183.745	3.663	369.587	1369.418	1185.401
12-2016	15.767	0.000	7.024	0.000	79.31	0.000	506.945	175.692	10.989	320.264	1689.682	1409.719
12-2017	13.570	0.000	6.045	0.000	79.31	0.000	436.307	142.018	7.326	286.963	1976.645	1592.197
12-2018	12.085	0.000	5.384	0.000	79.31	0.000	388.561	125.913	3.663	258.985	2235.630	1741.863
12-2019	10.970	0.000	4.887	0.000	79.31	0.000	352.709	117.860	3.663	231.186	2466.816	1863.328
12-2020	9.987	0.000	4.449	0.000	79.31	0.000	321.102	111.272	3.663	206.167	2672.984	1961.841
12-2021	9.103	0.000	4.055	0.000	79.31	0.000	292.680	105.415	0.000	187.264	2860.248	2043.175
12-2022	8.259	0.000	3.679	0.000	79.31	0.000	265.552	98.827	3.663	163.062	3023.311	2107.512
12-2023	7.612	0.000	3.391	0.000	79.31	0.000	244.747	96.631	0.000	148.116	3171.427	2160.678
12-2024	7.078	0.000	3.153	0.000	79.31	0.000	227.589	96.631	0.000	130.958	3302.385	2203.411
12-2025	6.586	0.000	2.934	0.000	79.31	0.000	211.745	96.631	0.000	115.115	3417.500	2237.560
12-2026	6.130	0.000	2.731	0.000	79.31	0.000	197.106	96.631	0.000	100.476	3517.976	2264.656
S TOT	170.594	0.000	75.999	0.000	79.31	0.000	5485.038	1908.454	58.608	3517.976	3517.976	2264.656
AFTER	26.213	0.000	11.678	0.000	79.31	0.000	842.824	464.852	40.293	337.679	3855.655	2334.693
TOTAL	196.807	0.000	87.677	0.000	79.31	0.000	6327.861	2373.306	98.901	3855.655	3855.655	2334.693

	OIL	GAS
GROSS WELLS	30.0	0.0
GROSS ULT., MB & MMF	2954.811	0.000
GROSS CUM., MB & MMF	2758.004	0.000
GROSS RES., MB & MMF	196.807	0.000
NET RES., MB & MMF	87.677	0.000
NET REVENUE, M$	6953.694	0.000
INITIAL PRICE, $	79.310	0.000
INITIAL N.I., PCT.	44.550	0.000

LIFE, YRS.	24.00
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.04
DISCOUNTED PAYOUT, YRS.	0.04
UNDISCOUNTED NET/INVEST.	39.98
DISCOUNTED NET/INVEST.	46.85
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	55.000

P.W. %	P.W., M$
5.00	2907.100
10.00	2325.372
15.00	1938.674
20.00	1666.594
25.00	1466.098
30.00	1312.707
40.00	1093.877
60.00	837.531
80.00	691.259
100.00	596.000